Exhibit 99.2

Océ N.V.: results financial year 2006

Results 2006

Dividend 2006

General Meeting of Shareholders

Océ confirms that the results under IFRS for the 2006 financial year are equal to the provisional results that were published on January 15, 2007. This means total revenues of € 3,110.3 million, operating income of € 102.2 million, net income of € 57.1 million and net income per ordinary share of € 0.63.

With regard to the balance sheet both assets and equity and liabilities decreased by € 46 million due to netting of taxes. The balance sheet total decreased for this amount. “Capital Employed”, total equity and interest bearing debt remain unchanged.

Dividend 2006

As announced on January 15, 2007 it will be proposed to shareholders by the Board of Supervisory Directors to adopt a dividend for the 2006 financial year of € 0.58 (2005: € 0.58) per ordinary share of € 0.50 nominal. Upon adoption of this proposal the final dividend per ordinary share for 2006 will be € 0.43; the interim dividend amounted to € 0.15. It is proposed to pay out the final dividend fully in cash. The dividend will be made available for payment as from May 4, 2007. Shares in Océ N.V. will be listed “ex-dividend” as of April 23, 2007.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held in Venlo on Thursday, April 19, 2007, commencing at 14.00 hours. The agenda for this meeting will be available in printed form and also via the internet (www.investor.oce.com) as of March 15, 2007.

Annual Report 2006

The annual report will be published on the internet (www.investor.oce.com) on February 1, 2007 and will be available in printed form as of mid-February 2007.

January 29, 2007

Océ N.V.

Venlo, the Netherlands

For further information: Investor Relations:	Press:
Carlo Schaeken, VP Investor Relations	Jan Hol, Senior VP Corp. Communications
Tel. +31 77 359 2240, e-mail investor@oce.com	Tel. + 31 77 359 2000, e-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands +31 77 359 22 40 Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events. Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission. These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the annual report for 2005, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.